Steven L. Taylor
Lawyer
175 East 400 South
Suite 900
Salt Lake City, Utah 84111

Securities and Exchange Commission
Attn: Dorine H. Miller
Washington, DC 20540-0404

Re:    File No. 0-51503

Dear Ms. Miller:

This is in response to your comment letter of September 15, 2005, regarding Scrap China, Inc. and its filing of a Form 10-SB.The numbered paragraphs of this letter correspond to the numbers of your letter.

General

  1.    The issuer would prefer not to become effective before the review process has been completed. As you and I discussed on the telephone, it was my practice several years ago to have the issuer execute a waiver of automatic effectiveness prior to Commission final review and you stated that you were unaware of that potential option. I would appreciate it if you would investigate that and see if it may be available. Otherwise, the issuer will withdraw to avoid adverse action, unless the Commission has waived further comments before the effectiveness date.

  2.    The Company is a Utah corporation and its primary address is that of the undersigned. The Company may relocate in the future and the new address, if any, will be provided on the Company’s website and in filings with the Commission.

  3.    The internet address is now disclosed on the cover page.

Item 1: Description of Business
Company History, page 3

  4.    Additional disclosure has been inserted in this section in response to the comment in the last sentence of the first paragraph and in a new second paragraph.

Outline of Business Plan, page 3

  5.    Additional disclosure has been inserted in this section.

  6.    Your letter has five “bullets” in sub-paragraph. I prefer to use “a-e” instead.

a.    Additional disclosure has been inserted in this section and in “Effect of Governmental Regulations”.

b.    Additional disclosure is inserted in “Effect of Governmental Regulations”.

c.    Additional disclosure has been added in “Effect of Governmental Regulations”.

d.    Additional disclosure has been added in “Competition”.

e.    Additional disclosure has been added in “Competition”.

Competition, page 3

  7.    Additional explanation has been inserted to clarify the term “secondary commodities clearing house”.

Reports to Securities Holders, page 3

  8.    An additional sentence has been added to explain this.

Item 2: Management’s discussion and Analysis or Plan of Operation
Plan of Operation, page 3

  9.    Additional disclosure is inserted in new second, third and fourth paragraphs.

Item 4: Security Ownership of Certain Beneficial Owners and Management, page 4

10.    The information has been inserted in the third paragraph of the section.

Item 5: Directors and Executive Officers, Promoters, and Control Persons, page

11.     Additional explanation of the business histories of the directors of the Company has been added.

Item 6: Executive Compensation, page 5

12.    The “—“ has been replaced with “$0”.

Part Two
Item 1: Market for Common Equity and Related Stockholder Matters, page 6

13.    Supplementally, the issuer is entering a new and rather large market in China and is doing so through the new Company, Scrap China, Inc. The business segment to be undertaken by the subsidiary is a new business segment for RecycleNet Corporation. If the venture is successful, the subsidiary may be spun off to the shareholders of RecycleNet Corporation. RecycleNet Corporation is a “reporting” company and is concerned that if its Board of Directors determines that a spin-off may be appropriate, then the spin off should be of a company which is a “reporting” company to alleviate concerns that a spin off may result in an active trading market without adequate public information available about it and to avoid any anti-fraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934. Whether or not any spin off, if undertaken, has to be registered will be determined based on the facts and circumstances at the time.

Item 4: Recent Sales of Unregistered Securities, page 7

Additional disclosure has been added to document the exemption from registration relied on by the issuer in this section.

Financial Statements

15.    A conformed report is now included.

Closing Comment

The issuer believes that the foregoing adequately responds to your comments. In addition, a statement from the Company acknowledging the Staff’s three concerns in this section is attached.

The Company is eager to have this Form processed as expeditiously as possible. Any assistance you may render in this regard will be greatly appreciated. Please call or email with further questions or comments.

Very truly yours,

/s/ Steven L. Taylor
Steven L. Taylor

Scrap China, Inc.
175 East 400 South
Suite 900
Salt Lake City, Utah 84111

Securities and Exchange Commission
Attn: Ms Dorine Miller
100 F Street NE
Washington, DC 20002

Re: File No. 0-51503

Dear Ms. Miller:

Regarding the filing by the above issuer of a Form 10-SB, this letter is intended to respond to your closing comments in your comment letter of September 15, 2005,

Please be advised that the issuer is aware of the following:

1.    The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Paul Roszel
Paul Roszel
President and Chairman